P.E. 1/11/02


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THE TOTAL NUMBER OF PAGES CONTAINED IN THIS REPORT IS 4.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2002

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of registrant's name into English)

Bandera 84, sixth floor, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

This report consists of a press release announcing the Company's preliminary fourth quarter 2001 consolidated volumes.


CCU
COMPAÑIA CERVECERIAS UNIDAS S.A.

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Carlos Mendoza
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416
(Please note the change in phone numbers)

COMPAÑIA CERVECERIAS UNIDAS S.A.
ANNOUNCES FOURTH QUARTER 2001 VOLUMES

(Santiago, Chile, January 10, 2002) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary fourth quarter 2001 consolidated volumes. The volume breakout by segment in hectoliters is as follows:

	Fourth Quarter		Full year 2001	
	Volume	% Change	Volume	% Change
Beer - Chile	1,118,714	-6.4%	3,482,682	-1.1%
Beer - Argentina	463,023	-8.7%	1,479,945	-4.6%
Soft Drinks	938,264	-2.3%	3,179,062	1.5%
Nectars	67,824	36.5%	225,221	43.2%
Mineral Waters- Chile	240,515	-1.0%	723,012	-2.4%
Wine - Domestic	128,400	52.3%	428,149	33.4%
Wine - Export	100,128	31.2%	407,301	20.5%
Other Products – Argentina (*)	4,884	-18.0%	22,167	-5.1%
TOTAL	3,061,751	-1.9%	9,947,540	1.6%

(*) Mineral water and wine in Argentina

CCU plans to release its consolidated fourth quarter results by the beginning of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the third-largest Chilean winery in the domestic market and the largest Chilean mineral water producer. The Company has licensing, distribution and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Cadbury Schweppes Plc., Guinness Brewing Worldwide Limited, PepsiCo Inc and Watt's Alimentos S.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

By: /S/ PATRICIO JOTTAR
Patricio Jottar
Chief Executive Officer

Date: January 18, 2002

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